ANNUAL INFORMATION FORM

JULY 21, 2016

Alignvest Acquisition Corporation	1	Annual Information Form

EXPLANATORY NOTES

Unless otherwise indicated, the information appearing in this annual information form (“AIF”) is stated as of April 30, 2016 and all amounts are in Canadian dollars.

FORWARD-LOOKING INFORMATION

Certain statements contained in this AIF constitute “forward-looking statements” for the purpose of applicable Canadian securities legislation. These statements reflect our management’s expectations with respect to future events, the Corporation’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. Unless otherwise indicated, these statements speak only as of the date of this AIF.

THE CORPORATION

NAME AND INCORPORATION

Alignvest Acquisition Corporation (the “Corporation” or “we” or “us”) was incorporated under the Business Corporations Act (Ontario) (“Corporations Act”) on May 11, 2015. Our head office and the registered office are located at 100 King Street West, First Canadian Place, Suite 7050, Toronto, Ontario M5X 1C7.

INTERCORPORATE RELATIONSHIPS

The Corporation has no subsidiaries.

SUMMARY DESCRIPTION OF THE BUSINESS

We are a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this AIF as our “qualifying acquisition”.

Our objective is to execute a qualifying acquisition, the terms of which are determined by us to be favourable. While we are not limited to a particular industry or geographic region for purposes of completing our qualifying acquisition, we intend to focus our search for target businesses headquartered or have significant operations in North America. We intend to focus primarily on acquiring companies with an estimated enterprise value of between $400 million and $2 billion plus. The Corporation has seven employees.

GENERAL DEVELOPMENT OF THE BUSINESS

On May 11, 2015, Alignvest Management Corporation, acting as the sponsor of the Corporation (“Sponsor”) purchased 1 Class B Share of the Corporation for $10. On June 16, 2015, the Sponsor purchased an additional 5,863,679 Class B Shares and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with the Sponsor, the “Founders”), purchased 167,533 Class B Shares (collectively, the “Founders’ Shares”) for aggregate proceeds of $25,000. A total of 6,701,344 Founders’ Shares were issued for $25,000 to the Founders collectively.

Alignvest Acquisition Corporation	2	Annual Information Form

On June 24, 2015 (“Closing”), the Corporation completed its initial public offering of 22,500,000 Class A restricted voting units (“Class A Restricted Voting Units”) at a price of $10.00 per Class A Restricted Voting Unit for aggregate proceeds of $225,000,000 pursuant to a final prospectus (“Final Prospectus”) dated June 16, 2015. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) and one-half of a warrant. Following a qualifying acquisition, each then outstanding Class A Restricted Voting Share will be automatically converted into one Class B share (“Class B Share”) and, accordingly, each whole warrant (“Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to anti-dilution adjustments and other terms and conditions described in the Final Prospectus, for a five-year period following completion of a Qualifying Acquisition. Upon certain events, the Class A Restricted Voting Shares will be redeemable by holders for a pro-rata portion of the escrow amount, net of taxes payable and other prescribed amounts and expenses. See the section entitled “Description of Share Capital” in this AIF for further details on the terms and conditions of the Corporation’s securities.

Upon Closing, the Class A Restricted Voting Units commenced trading on the Toronto Stock Exchange (“TSX”).

The Offering was distributed by a syndicate of underwriters being co-led by TD Securities Inc. (“TD”) and Cantor Fitzgerald & Co. (“Cantor”), and included BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (collectively, “Underwriters”).

On June 24, 2015, concurrent with closing of the Offering, the Sponsor purchased 740,250 Class B units of the Corporation (“Class B Units”) and each of the Founders (excluding the Sponsor) purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit for a total of 846,000 Class B Units and aggregate proceeds of $8,460,000. Each Class B Unit consisted of one Class B Share and one-half of a Warrant.

In connection with the Offering, the Corporation granted the underwriters a 30-day non-transferable over- allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. On July 2, 2015, the Corporation announced that the Underwriters exercised their over-allotment option (“Over- Allotment Option”) in full to purchase an additional 3,375,000 Class A Restricted Voting Units under the Over- Allotment Option, at a price of $10.00 each, which closed on July 7, 2015.

Concurrent with the exercise of the Over-Allotment Option, our Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit for a total of 84,375 Class B Units and an aggregate purchase price of $843,750.

All of the proceeds of the Class A Restricted Voting Units under the Offering, including the proceeds from the exercise of the Over-Allotment Option, amounting to $258,750,000 were deposited with and are held by Equity Financial Trust Company, as escrow agent, (“Escrow Agent”) in an escrow account in Toronto, Ontario pursuant to the escrow agreement dated June 24, 2015, between the Corporation, the Escrow Agent and TD and Cantor on behalf of the Underwriters (“EscrowAgreement”).

Subject to applicable law, as further described in the Final Prospectus, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline (as defined below); (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline, each as provided in the Final Prospectus) of, or an automatic redemption of, Class A Restricted Voting Shares, and (iii) the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, as described in the Final Prospectus, under Part VI.1 of the Income Tax Act (Canada) (“Tax Act”) arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses.

The proceeds deposited in the escrow account are required to be invested only in short-term Canadian government securities with a maturity of 180 days or less, or as determined by the Corporation from time to time.

Alignvest Acquisition Corporation	3	Annual Information Form

While the escrowed funds are being held following the Closing to enable the Corporation to: (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline); (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses, such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, are assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions of approximately $9,056,250, which will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition.

The Corporation’s Class A Restricted Voting Shares currently trade on the TSX under the symbol “AQX.A” and the Warrants trade under the symbol “AQX.WT”.

As of April 30, 2016, the investment securities in our escrow account consisted of $259.9 million invested in Canadian government treasury bills with a maturity of less than 180 days, and cash. In addition, at April 30, 2016, the Corporation held cash of $1.8 million outside of the escrow account.

During the fiscal year and subsequent thereto, the Corporation’s focus has been to identify a target business to effectuate a qualifying acquisition.

RISK FACTORS

The risks inherent in our business are described in the Final Prospectus under the heading “Risk Factors”, which is hereby incorporated by reference in this AIF and is available on the System for Electronic Document Retrieval and Analysis (“SEDAR”) at www.sedar.com.

DIVIDENDS

We have not paid any cash dividends on our shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Corporation. However, we do not intend to declare or pay any cash dividends prior to the completion of our qualifying acquisition. The payment of cash dividends in the future following the completion of our qualifying acquisition will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of our existing board of directors at that time.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares and an unlimited number of Class B Shares, each without nominal or par value. The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The following description summarizes the material terms of our share capital. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, please refer to our certificate and articles of incorporation, by-laws and the warrant agency agreement dated June 24, 2015 between the Corporation and Equity Financial Trust Company, as the warrant agent (the “Warrant Agent”) (the “Warrant Agreement”), which are filed on SEDAR at www.sedar.com.

Alignvest Acquisition Corporation	4	Annual Information Form

As of April 30, 2016, the Corporation had the following securities outstanding:

Class A Restricted Voting Shares	25,875,000
Class B Shares	7,631,720
Warrants	13,402,688

Class A Restricted Voting Shares and Class B Shares

Upon the closing of a qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share, as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends (as defined in the Final Prospectus), reorganizations and recapitalizations.

The holders of Class A Restricted Voting Shares and Class B Shares are entitled to vote on the qualifying acquisition and any other related matters at the meeting of shareholders of the Corporation to be held to vote on the qualifying acquisition (“Shareholders Meeting”) (the Class A Restricted Voting Shares would vote together with the Class B Shares, as if a single class of shares). The Corporation’s Class A Restricted Voting Shares and Class B Shares represent approximately 77% and 23%, respectively, of the aggregate voting rights attached to the Corporation’s securities. In order to seek to ensure that the holders of the Class A Restricted Voting Shares and the Class B Shares vote together, as if a single class, on a qualifying acquisition, the separate class voting rights prescribed by the Corporations Act in respect of an exchange, reclassification or cancellation of each such class of shares have been removed, as permitted by the Corporations Act, in respect of any such exchange, reclassification or cancellation carried out in connection with a qualifying acquisition that affects both classes of shares and that preserves economically the redemption rights in respect of a qualifying acquisition of, and the conversion features of, the Class A Restricted Voting Shares.

Prior to the Shareholders Meeting, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. In lieu of holding an annual general meeting, the Corporation has instead undertaken to issue a press release publicly in order to inform holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying acquisition and announce the filing of this AIF, and, not less than two weeks after filing such press release, hold an investor conference call so to allow holders of Class A Restricted Voting Shares the opportunity to hear from and ask questions of management. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the qualifying acquisition).

In order to enable the Class B Shares to be issued to our Founders pursuant to the offering of Class B Units, the Corporation has been exempted from section 624(m) of TSX rules. Except for the voting right variations described above on the election and/or removal of directors and auditors prior to the closing of a qualifying acquisition, the voting rights of holders of Class B Shares will, with the exception of statutory class voting rights under the Corporations Act, otherwise be identical to those applicable to the publicly held Class A Restricted Voting Shares. In addition, the Class B Shares will have no access to the escrow funds available to redeem the Class A Restricted Voting Shares. To minimize costs, the Corporation has been exempted from the requirement to hold an annual meeting within six months of the end of its fiscal year pursuant to section 464 of TSX rules, and instead expects to satisfy this requirement by way of written resolution, pursuant to section 104 of the Corporations Act, executed by all holders of Class B Shares. Similarly, section 624(h) of TSX rules requires that at least 21 days’ notice of shareholders’ meetings be given to holders of restricted securities and that they be given the opportunity to attend and speak at shareholder meetings. The Corporation has been exempted from the application of section 624(h), so as to allow a written resolution made pursuant to section 104 of the Corporations Act that is executed by all holders of Class B Shares (in lieu of a meeting) and that addresses only the election and/or removal of directors and auditors. In lieu of any entitlement of the Class A Restricted Voting Shares to participate in a take-over bid made for other securities of the Corporation pursuant to section 624(l) of TSX rules, the Founders have agreed pursuant to section 1004 of the TSX rules and pursuant to the forfeiture and transfer restrictions agreement and undertaking dated June 24, 2015 among the Founders, in favour of the Corporation, TD and Cantor, on behalf of the Underwriters and the TSX (the “Forfeiture and Transfer Restrictions Agreement and Undertaking”), not to transfer any of their Founders’ Shares prior to completion of the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are expected to be subject to TSX escrow restrictions. In addition, our Founders have agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, except if required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition, not to transfer any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units) until a date that is 30 days after the closing of the qualifying acquisition.

Alignvest Acquisition Corporation	5	Annual Information Form

The holders of the Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of an extension of the Permitted Timeline (as defined below), which will only be voted upon by holders of Class A Restricted Voting Shares, as further described in the Final Prospectus. As used in this AIF, the term “Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 21 months from Closing (or 24 months from the Closing if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but has not completed the qualifying acquisition within such 21-month period), as it may be extended as described in the Final Prospectus.

Only holders of Class A Restricted Voting Shares are entitled to redeem their shares, as further described below, and receive the escrow proceeds (net of applicable taxes and other permitted deductions) in the event a qualifying acquisition does not occur within the Permitted Timeline, in the event of the closing of a qualifying acquisition, and in the event of an extension to the Permitted Timeline. Holders of Class B Shares, being our Founders (including our Sponsor), do not have access to, and cannot benefit from, any proceeds held in the escrow account, and as such, do not have any redemption rights with respect to their Class B Shares. The Founders will, however, be entitled to such redemption rights using proceeds from the escrow account with respect to any Class A Restricted Voting Shares they have or may acquire. The holders of Class A Restricted Voting Shares and Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

In conjunction with the Shareholders Meeting to be held for our qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares, irrespective of whether they vote for or against, or do not vote on, the qualifying acquisition, with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the Shareholders Meeting. Upon the closing of our qualifying acquisition, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the per share amount then on deposit in the escrow account, including interest and other amounts earned thereon (net of applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and net of actual and expected direct expenses related to the redemption) and also including the deferred underwriting commissions per Class A Restricted Voting Share held in escrow, subject to the limitations described in the Final Prospectus. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting and of the redemption deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If the applicable deadline for redemption is not met, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

In conjunction with the Shareholders Meeting to vote on an extension to the Permitted Timeline, we will provide holders of our Class A Restricted Voting Shares with the opportunity to deposit all or a portion of their Class A Restricted Voting Shares for redemption provided that they deposit their shares for redemption prior to the second business day before the meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, and subject to applicable law, we will be required to redeem each such Class A Restricted Voting Shares so deposited for an amount per share, payable in cash, equal to the per share amount then on deposit in the escrow account at the time of the meeting, including any interest or other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and net of actual and expected expenses directly related to the redemption (and also including the deferred underwriting commissions per Class A Restricted Voting Share held in the escrow account).

Alignvest Acquisition Corporation	6	Annual Information Form

Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying acquisition is consummated. Following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the Underwriters their deferred underwriting commissions.

The remaining unredeemed Class A Restricted Voting Shares would then be automatically converted immediately following closing of the qualifying acquisition into one Class B Share each (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), and the residual escrow account balance would be available to the Corporation and the Underwriters, as applicable. Notwithstanding the foregoing redemption right, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of the escrow account (including any interest and other amounts earned thereon, but net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and net of up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses relating to the liquidation and cessation of the business of the Corporation (“Winding-Up”). Holders of Class B Shares, being our Founders (including our Sponsor), do not have any such redemption rights; however, the Founders will be entitled to such redemption payments from the escrow account with respect to any Class A Restricted Voting Shares they may acquire if we fail to complete our qualifying acquisition or seek an extension to the Permitted Timeline.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a winding-up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), our Sponsor has agreed pursuant to the make whole agreement and undertaking dated June 24, 2015, entered into by the Sponsor in favour of the Corporation (“Make Whole Agreement and Undertaking”) to contribute the amount to the Corporation required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes in question and excluding any additional Part VI.1 Taxes eligible in respect of the amount contributed by the Sponsor pursuant thereto). Our Sponsor is permitted to make direct payments or contributions to the escrow account, in its sole discretion, for indemnity purposes or otherwise.

Upon such redemption, the rights of the holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any). Subject to the prior rights of the holders of Class A Restricted Voting Shares, and whether prior to or following the Permitted Timeline, the holders of the Class B Shares would be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the Winding-Up of the Corporation, whether voluntary or involuntary, subject to applicable law.

Alignvest Acquisition Corporation	7	Annual Information Form

Founders’ Shares and Class B Units

Prior to the Closing, the Founders collectively purchased 6,701,344 Class B Shares, also referred to as the Founders’ Shares for aggregate proceeds of $25,000, or approximately $0.0037 per Founders’ Share (before taking into account the Class B Shares forming part of the Class B Units purchased for $10.00 each pursuant to the Final Prospectus), or $0.0043 per Founders’ Share if the Over-Allotment Option was not exercised in full. Up to 864,844 of the Founders’ Shares, which are referred to as the “Over-Allotment Forfeitable Founders’ Shares”, were subject to forfeiture by the Founders without compensation depending on the extent to which the Over-Allotment Option was exercised.

Concurrent with the completion of the Offering, the Sponsor purchased 740,250 Class B Units and each of the Founders (excluding the Sponsor) purchased 21,150 Class B Units at an offering price of $10.00 per Class B Unit, each consisting of one Class B Share and one-half of a Warrant for aggregate proceeds of $8,460,000.

Concurrent with the full exercise of the Over-Allotment Option, the Sponsor purchased an additional 73,830 Class B Units and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, each consisting of one Class B Share and one-half of a Warrant for aggregate proceeds of $843,750.

Upon the closing of a qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share. The Founders’ Shares are subject to certain transfer restrictions, as described in more detail below, and the Founders’ Shares will not be entitled to access, or benefit from, the proceeds in the escrow account. The Founders will, however, be entitled to benefit from the proceeds in the escrow account for redemptions with respect to any Class A Restricted Voting Shares they may have acquired if we fail to complete our qualifying acquisition within the Permitted Timeline, or seek an extension to the Permitted Timeline.

The Founders have entered into the Forfeiture and Transfer Restrictions Agreement and Undertaking pursuant to which each Founder will agree to certain forfeiture and transfer restrictions, as further described in the Final Prospectus, in respect of their Founders’ Shares (and in the case of the Sponsor, also in respect of its Class B Units, and its Class B Shares and Warrants underlying the Class B Units). Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, in the event that the required consent to effect a transfer of the securities is obtained, as a condition to such transfer, the Founders will agree that they shall cause any transferee of their respective securities to become a party to the Forfeiture and Transfer Restrictions Agreement and Undertaking and be bound by the terms and conditions therein.

Pursuant to TSX rules and the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Founders have agreed not to transfer any of their Founders’ Shares prior to completion of the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are expected to be subject to TSX escrow restrictions. In addition to the TSX requirements and other resale restrictions, our Sponsor has agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, that it will not, except if required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition, transfer any of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, subject to applicable securities laws. In addition, following completion of the qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements.

While the Founders’ Shares are expected to be subject to escrow following the closing of the qualifying acquisition pursuant to TSX rules and applicable securities laws, the Class B Shares and Warrants issued to our Sponsor in connection with the sale of Class B Units are not, unless otherwise required by the TSX or securities regulators, expected to be subject to escrow following the closing of the qualifying acquisition.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the Founders’ Shares held by each of the Founders (the “Founders’ Forfeiture Shares”) will be subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition. The Founders’ Forfeiture Shares will be subject to additional transfer restrictions until the foregoing $13.00 closing Class B Share price forfeiture condition is satisfied, at which point they will, as applicable, become subject to the same ongoing restrictions applicable to the other Founders’ Shares at that time (which may include escrow restrictions applicable to the Founders’ Shares and any other restrictions mandated by the TSX or described in the Final Prospectus). The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and will still be subject to all of the restrictions applicable to the other Founders’ Shares, as described in the Final Prospectus. The Class B Units (including the shares acquired upon exercise of the Warrants) will not be subject to forfeiture based on performance.

Alignvest Acquisition Corporation	8	Annual Information Form

Warrants

There are an aggregate of 13,402,688 Warrants outstanding. Each whole Warrant entitles the registered holder to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share). The Warrants will become exercisable only commencing 30 days after the completion of our qualifying acquisition. Each whole Warrant is exercisable to purchase one Class A Restricted Voting Share. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Class B Shares, each whole Warrant outstanding will be exercisable for one Class B Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

In no event would the Warrants be entitled to escrow account proceeds. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. On the exercise of any Warrant, the Warrant exercise price will be $11.50, subject to adjustments as described in the Final Prospectus.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier upon our Winding-Up or if the expiry date is accelerated, as described below.

Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the acceleration of the expiry date, a record holder of a Warrant will have no further rights.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

Alignvest Acquisition Corporation	9	Annual Information Form

The Warrants forming part of the Class B Units issued to our Founders will be identical to the Warrants forming part of the Class A Restricted Voting Units. Our Sponsor has agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, that it will not, except if required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition, transfer any of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, subject to applicable securities laws.

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Upon the closing of the Offering on June 24, 2015, the Class A Restricted Voting Units commenced trading on the TSX under the symbol “AQX.UN”.

Effective August 4, 2015, the securities underlying the Corporation’s Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “AQX.A” for the Class A Restricted Voting Shares and “AQX.WT” for the Warrants. The Class B Shares are not listed.

Class A Restricted Voting Units

The following table sets forth information relating to the price range and volume traded for the Class A Restricted Voting Units (TSX:AQX.UN) on a monthly basis for each month in the fiscal period ended April 30, 2016 in which the Class A Restricted Voting Shares were listed for trading:

Month	High Price ($)	Low Price ($)	Close Price ($)	Traded Volume
June 2015	10.35	10.00	10.35	1,820,000
July 2015	10.30	9.90	9.90	1,050,000

Class A Restricted Voting Shares

The following table sets forth information relating to the price range and volume traded for the Class A Restricted Voting Shares (TSX:AQX.A) on a monthly basis for each month in the fiscal period ended April 30, 2016 in which the Class A Restricted Voting Units were listed for trading:

Month	High Price ($)	Low Price ($)	Close Price ($)	Traded Volume
August 2015	9.76	9.60	9.76	538,400
September 2015	9.82	9.67	9.73	186,336
October 2015	9.92	9.65	9.92	287,070
November 2015	9.95	9.70	9.70	129,575
December 2015	9.80	9.50	9.80	614,435
January 2016	9.80	9.52	9.75	2,850,000
February 2016	9.75	9.52	9.67	367,594

Alignvest Acquisition Corporation	10	Annual Information Form

Month	High Price ($)	Low Price ($)	Close Price ($)	Traded Volume
March 2016	9.78	9.57	9.70	593,900
April 2016	9.71	9.67	9.67	780,529

Warrants

The following table sets forth information relating to the price range and volume traded for the Warrants (TSX:AQX.WT) on a monthly basis for each month in the fiscal period ended April 30, 2016 in which the Warrants were listed for trading:

Month	High Price ($)	Low Price ($)	Close Price ($)	Traded Volume
August 2015	0.45	0.34	0.34	252,198
September 2015	0.40	0.30	0.34	34,901
October 2015	0.38	0.32	0.34	83,602
November 2015	0.38	0.31	0.38	4,500
December 2015	0.35	0.25	0.35	67,632
January 2016	0.35	0.15	0.27	109,200
February 2016	0.29	0.22	0.29	44,898
March 2016	0.29	0.27	0.29	15,000
April 2016	0.29	0.17	0.29	13,850

PRIOR SALES

On May 11, 2015, the Sponsor purchased one Class B Share of the Corporation for proceeds of $10. Following the full exercise of the Over-Allotment Option, the Corporation’s Founders own an aggregate of 6,701,344 Founders’ Shares (which are Class B Shares) which were purchased for an aggregate price of $25,000. In addition, the Corporation’s Sponsor purchased 814,080 Class B Units and each of the Founders (excluding the Sponsor) purchased 23,259 Class B Units, each consisting of one Class B Share and one-half of a Warrant. The Class B Units were sold at $10.00 each for aggregate consideration of $9,303,750. See the sections entitled “Description of Share Capital” and “General Development of the Business” in this AIF for further details.

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SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following securities of the Corporation are subject to a contractual restriction on transfer (no securities are currently held in escrow):

Designation of Class	Number of Securities Subject to a Contractual Restriction on Transfer	Percentage of Class
Class B Shares	7,631,720	100%

The Founders have agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, and pursuant to TSX rules, except if required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition, not to transfer any of their Founders’ Shares prior to completion of the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are expected to be subject to TSX escrow restrictions. Following completion of the qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements. In addition, our Sponsor has agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, except if required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition, not to transfer any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units) until a date that is 30 days after the closing of the qualifying acquisition.

DIRECTORS AND OFFICERS

NAMES, OCCUPATIONS AND SECURITY HOLDINGS

On July 14, 2016, the following directors were re-elected by the holders of the Class B Shares. The names and municipality of residence of the directors of the board, their position with the Corporation, their principal occupation, the date upon which they became a director of the Corporation and the number of voting or other securities beneficially owned by each of them, or over which control or direction is exercised by each of them as of July 21, 2016, are as follows.

Name and Municipality of Residence	Position	Principal Occupation(2)	Date First Elected Appointed Director	Holdings

Restricted Voting 0
Reza Satchu	President,	Managing Partner,	May 21,	Shares
Toronto, Canada	Chief Executive	Alignvest	2015	Class B 0
	Officer and	Management
	Director	Corporation		Shares
Warrants 0

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Date First
Name and			Elected
Municipality of		Principal	Appointed
Residence	Position	Occupation(2)	Director	Holdings

Restricted Voting 0
Timothy	Chairman and Director	Managing Partner,	May 11,	Shares
Hodgson		Alignvest	2015
Toronto, Canada		Management		Class B 0
		Corporation(3)		Shares
Warrants 0

Restricted Voting 0
Bonnie Brooks [1]	Director	Vice Chairman of	May 21,	Shares
Toronto, Canada		Hudson’s Company Bay (4)	2015	Class B 190,792
Shares
Warrants 11,629

Restricted Voting 0
Vince Hemmer	Director	Founder and	May 21,	Shares
Chicago, United		Managing	2015	Class B 190,792
States		Director of
		Silver Pine		Shares
		Partners(5)		Warrants 11,629

Restricted Voting 0
Adam Jiwan [1]	Director	Co-Founder and	May 21,	Shares
New		Co-Managing	2015	Class B 190,792
Providence, The		Partner of Ridge
Bahamas		Road Partners(6)		Shares
Warrants 11,629

Restricted Voting 0
Nadir	Director	Corporate	May 21,	Shares
Mohamed		Director(7)	2015
Toronto, Canada				Class B 190,792
Shares
Warrants 11,629

Restricted Voting 0
Andy Moysiuk	Director	Partner, Alignvest	May 21,	Shares
Toronto, Canada		Management	2015	Class B 0
Corporation(8)
Shares
Warrants 0

Restricted Voting 0
Razor Suleman	Director	Founder of	May 21,	Shares
Toronto, Canada		Achievers(9)	2015
Class B 0
Shares
Warrants 0

Restricted Voting 0
Donald Walker[1]	Director	Chief Executive	May 21,	Shares
King City,		Officer of	2015	Class B 190,792
Canada		Magna
		International(10)		Shares
Warrants 11,629

(1)	Member of Audit Committee.

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(2)	Each of the persons has held these positions for five years other than as described below.

(3)

Timothy Hodgson is also the Chief Compliance Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Mr. Hodgson was previously Special Advisor to Governor Carney at the Bank of Canada from 2010 to 2012 and served as the Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010.

(4)	Bonnie Brooks was previously President of Hudson’s Bay Company, since 2012, and was Chief Executive Officer and President from 2008 to 2012 of Hudson’s Bay.

(5)	Vince Hemmer was previously a Principal at GTCR.

(6)	Adam Jiwan was previously a Partner of TPG-Axon Capital Management.

(7)	Nadir Mohamed is currently Chairman of Alignvest Management Corporation and was previously the President and Chief Executive Officer of Rogers Communications Inc.

(8)	Andy Moysiuk was previously the Managing Partner at HOOPP Capital Partners.

(9)	Razor Suleman was previously the Founder, Chief Executive Officerand Chairman of Achievers.

(10)	Donald Walker was previously Co-Chief Executive Officer of Magna International.

The following table sets forth the names, residency and office of the non-director officers of the Corporation.

Name and	Position Held
Place of Residence	in the Corporation	Officer Since	Principal Occupation(1)

Non-Director Officers

Sanjil Shah	Chief Financial Officer		Chief Financial Officer and
May 21, 2015
Toronto, Canada	and Corporate		Partner, Alignvest Management
	Secretary		Corporation(2)

Andre Mousseau	Chief Operating Officer		Principal, Alignvest
May 21, 2015
Toronto, Canada			Management Corporation(3)

(1)	Each of the persons has held these positions for five years other than as described below.

(2)	Sanjil Shah is also the Chief Financial Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation.

(3)	Andre Mousseau was previously a Portfolio Manager in the Long Term Equities group at Ontario Teachers’ Pension Plan.

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

As a group, the directors and executive officers do not beneficially own, or control or direct, directly or indirectly, any Class A Restricted Voting Shares. As a group, the directors and executive officers will beneficially own, or control or direct, directly or indirectly, 953,960 Class B Shares.

Reza Satchu and Timothy Hodgson hold the positions of Managing Partner of our Sponsor. While neither individual is a controlling shareholder of our Sponsor they may, through their executive positions with our Sponsor, have significant influence over the shares of the Corporation owned by our Sponsor.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

None of our directors and officers is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that: (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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None of our directors and officers is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

None of our directors and officers has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to invest in the Corporation.

CONFLICTS OF INTEREST AND INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Investors should be aware of the following potential conflicts of interest, among others, to which some of our directors and officers will or may be subject in connection with our operations:

•

None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities.

•

In the course of their other business activities, our officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Our officers and directors are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties.

•

Our officers and directors may in the future become affiliated with entities, including other special purpose acquisition corporations, engaged in business activities similar to those intended to be conducted by the Corporation.

•

Unless we consummate our initial qualifying acquisition, our Sponsor, officers, directors or special advisors, or their respective affiliates or our affiliates, will not receive reimbursement for any out-of- pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the escrow account.

Subject to approval by a majority of unconflicted directors and to TSX consent, our independent directors or an affiliate of the Sponsor may receive payment of a customary finder’s fee, consulting fee or other similar compensation for services rendered in order to effectuate a qualifying acquisition, which would be conditional upon and payable only upon completion of the qualifying acquisition, the material terms of which would be disclosed in our information circular related to the Shareholders Meeting.

Each of our Sponsor, our executive officers and our directors have agreed, pursuant to a written letter agreement, that they will not (in the case of executive officers and directors, while they are executive officers or directors) participate in the formation of, or become an officer or director of, any other Canadian special purchase acquisition corporation until we have entered into a definitive agreement regarding our initial qualifying acquisition or we have failed to complete our initial qualifying acquisition within the Permitted Timeline. After we have entered into a definitive agreement regarding a qualifying acquisition, our Sponsor would be permitted to pursue new special purpose acquisition corporations.

Alignvest Acquisition Corporation	15	Annual Information Form

Conflicts, if any, will be subject to the procedures as provided under the Corporations Act and applicable securities laws.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a winding-up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), our Sponsor has agreed pursuant to the make whole agreement and undertaking dated June 24, 2015, entered into by the Sponsor in favour of the Corporation (“Make Whole Agreement and Undertaking”) to contribute the amount to the Corporation required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes in question and excluding any additional Part VI.1 Taxes eligible in respect of the amount contributed by the Sponsor pursuant thereto). Our Sponsor is permitted to make direct payments or contributions to the escrow account, in its sole discretion, for indemnity purposes or otherwise.

Pursuant to the Make Whole Agreement and Undertaking, our Sponsor has agreed that in the event of the liquidation of the escrow account upon the occurrence of the automatic redemption by the Corporation of the Class A Restricted Voting Shares or a Winding-Up, an extension to the Permitted Timeline, or the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, it will be liable to us if and to the extent any claims by a vendor (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of: (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the full or partial liquidation of the escrow account due to reductions in the value of the assets held in escrow, in the case of both (i) and (ii), less the amount which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account and except as to any claims under our indemnity of the Underwriters against certain liabilities. Our Sponsor is permitted to make direct payments or contributions to the escrow account, in its sole discretion, for indemnity purposes or otherwise.

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality.

Except as described herein in connection with the Offering, no director or officer, and no beneficial owner of over 10% of our Class B Shares, and none of their associates or affiliates, has or had any material interest in any transaction completed since our inception.

PROMOTER

Alignvest Management Corporation, our Sponsor (who is also one of our Founders), was considered a promoter of the Corporation within the meaning of applicable securities legislation for the purposes of the Offering.

Our Sponsor owns, of record and beneficially, 6,677,760 Class B Shares, representing 19.93% of our issued and outstanding shares (including the Class A Restricted Voting Shares forming part of our Class A Restricted Voting Units and assuming no exercise of our Warrants). Our Sponsor does not own any Class A Restricted Shares.

Alignvest Acquisition Corporation	16	Annual Information Form

LEGAL PROCEEDINGS

We are not party to any legal proceedings nor, to our knowledge, are any such proceedings contemplated by or against us. We are not subject to any penalties or sanctions under securities legislation or other laws, and have not entered into any settlement agreements under securities legislation.

TRANSFER AGENT AND REGISTRAR

Equity Financial Trust Company, at its principal offices in Toronto, Ontario, is the transfer agent and registrar for our Class A Restricted Voting Shares and is the Warrant Agent for our Warrants under the Warrant Agreement.

Equity Financial Trust Company, at its principal offices in Toronto, Ontario, is the Escrow Agent.

MATERIAL CONTRACTS

Other than contracts eligible for the ordinary course of business filing exemption, the only material contracts entered into by the Corporation in the fiscal period ended April 30, 2016 which remain in effect are as follows:

(a)	the Underwriting Agreement dated June 16, 2015 between the Underwriters, the Sponsor and the Corporation.

(b)	the Forfeiture and Transfer Restrictions Agreement and Undertaking;

(c)	the Make Whole Agreement and Undertaking;

(d)	the Escrow Agreement;

(e)	the Warrant Agreement.

Copies of these agreements are available for inspection at our offices, during ordinary business hours and are available on SEDAR at www.sedar.com.

EXPERTS

The financial statements for the fiscal period ended April 30, 2016 have been audited by Ernst & Young LLP, the Corporation’s auditors, who are independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

On July 14, 2016, Ernst & Young LLP was re-elected as the Corporation’s auditors by the holders of the Class B Shares, at a remuneration to be determined by the Corporation’s board of directors.

Alignvest Acquisition Corporation	17	Annual Information Form

AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

COMPOSITION OF AUDIT COMMITTEE

As at July 21, 2016, the audit committee of the directors of the Corporation (the “Audit Committee”) was composed of the following persons:

Bonnie Brooks

Adam Jiwan

Donald Walker

On October 6, 2015, Vince Hemmer resigned from the Audit Committee as he became associated with the Sponsor and was therefore potentially no longer considered an independent member of the Audit Committee. On the same date, Adam Jiwan was appointed to the Audit Committee.

The directors of the Corporation have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 - Audit Committees (“52- 110”). Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

Bonnie Brooks, Director

Bonnie Brooks was appointed Vice Chairman of Hudson’s Bay Company in February 2014. Prior to her current role, Ms. Brooks was President of Hudson’s Bay Company, since 2012, heading up Hudson’s Bay and Lord and Taylor USA; and she was Chief Executive Officer and President from 2008 to 2012 of Hudson’s Bay. During these years, she led the company’s successful turnaround, resulting in the initial public offering in 2012. Hudson’s Bay Company is the world’s oldest continuously operating company, which owns and operates Saks Fifth Avenue, Saks Off Fifth discount stores, and Lord and Taylor in the United States; and Hudson’s Bay department stores and Home Outfitters, in Canada. Hudson’s Bay Company employs over 44,000 people and is listed on the TSX with a current enterprise value in excess of $7.5 billion. Prior to joining Hudson’s Bay Company in 2008, she spearheaded the revitalization of another iconic retailer, Asia’s Lane Crawford. Ms. Brooks was based in Hong Kong from 1997 to 2008, and was responsible for both the franchise and the retail businesses as President of the Lane Crawford Joyce Group from 2002 to 2008.

Ms. Brooks was named one of the Top 25 Retailers Worldwide by UK’s Monocle Magazine; and was recognized by Fast Company Magazine USA, as one of the world’s “100 Most Creative People in Business”. Ms. Brooks was the Parsons School of Design Honoree in 2013, in New York City, and also that same year received the Queen’s Diamond Jubilee Medal, awarded personally by Canada’s Prime Minister Stephen Harper for philanthropy. In 2014, she was appointed as one of sixteen members to the Finance Minister of Canada’s “Economic Advisory Council” by the Honorable Joe Oliver, and continues to serve on that board. In both 2013 and 2014, Ms. Brooks was named by Canadian Business Magazine, as one of the “50 Most Powerful Business People in Canada”. Ms. Brooks has been, and is currently a Trustee (board member) for RioCan Real Estate Investment Trust since 2012; a Director of Abercrombie and Fitch (USA/Global) since 2014, and a Director of Rogers Communications Inc. since 2015. Ms. Brooks holds a Masters of Business Administration from the University of Western Ontario, and two honorary Doctorate Degrees (LLD from Guelph University and DCL from St. Mary’s University, Halifax).

Alignvest Acquisition Corporation	18	Annual Information Form

Adam Jiwan, Director

Adam Jiwan is co-founder and co-Managing Partner of Ridge Road Partners LLC, which hold control or significant influence positions in a handful of private businesses in the United States, Europe and Africa. Previously, Mr. Jiwan was a Partner of TPG-Axon Capital Management, a global multi-strategy hedge fund that managed, at its peak, $16 billion of capital. While at TPG-Axon, Mr. Jiwan held several leadership positions, helped establish the European presence of the firm and served as the co-head of Asia. Prior to joining TPG-Axon, Mr. Jiwan spent several years working for Soros Fund Management, reporting directly to its Chief Investment Officer. Mr. Jiwan commenced his career in the private equity group of The Blackstone Group. Mr. Jiwan has led teams that have made substantial investments in private and public companies across several major industry groups and regions of the world.

Mr. Jiwan was a seed investor and is a founding board member of Avant Credit, a leading on-line consumer finance business in the United States. Avant Credit is a pioneer in the on-line lending space, and Mr. Jiwan was actively involved in developing Avant Credit’s strategy and capital markets efforts. Avant Credit has raised in excess of US$1 billion of funding since its inception in 2012, including having raised over US$300 million of equity from investors including Tiger Global, KKR and Peter Thiel. Forbes recently ranked Avant Credit as the 6th most promising company in America. Mr. Jiwan has served on numerous boards of directors and advisors, including: (i) Future Finance Loan Corporation, a European private student lender that has helped students at over 130 universities fund their education, where Mr. Jiwan is a co-founder and non-executive Chairman; (ii) BFRE, a Brazilian private real estate finance company, which was subsequently sold to affiliates of BTG Pactual; (iii) GP Investimentos, one of Latin America’s leading private equity firms, where he served on its shareholder advisory board; (iv) NewPoint Re, a Bermuda-based reinsurance business; and (v) Kaletra QD product development program with Abbott Pharmaceuticals, where he served on the Joint Oversight Committee. Mr. Jiwan is a graduate of Harvard College, where he was a recipient of the Detur Prize and John Harvard Scholarship for academic excellence. Mr. Jiwan has served as a co-Chair of his Class’s Leadership Gift Committee.

Donald Walker, Director

Donald Walker is currently the Chief Executive Officer of Magna International, the TSX and NYSE-listed global automotive supplier with 306 manufacturing operations and 92 product development, engineering and sales centers in 29 countries. Magna International currently has over 147,000 employees and generated sales in 2015 of US$32.13 billion with a current enterprise value in excess of $17 billion. Magna International was recently named Forbes Magazine’s most trustworthy large cap company in America in both 2015 and 2016. Mr. Walker was the recipient of the 2014 Canada’s Outstanding CEO of the Year award. Since Mr. Walker was appointed the Chief Executive Officer of Magna in November 2010, Magna has completed over ten acquisitions. Mr. Walker previously served as Magna International’s Co-Chief Executive Officer from 2005 to 2010 and as President and Chief Executive Officer from 1994 to 2001. He was formerly the President, Chief Executive Officer and Chairman of Intier Automotive Inc. from 2001 to 2005, one of Magna International’s former “spinco” public subsidiaries. Prior to joining Magna International in 1987, Mr. Walker spent seven years at General Motors in various engineering and manufacturing positions. He is currently the Chair (since October 2011, previously Co-Chair since 2002) of the Canadian Automotive Partnership Council with the Canadian federal and provincial governments. Mr. Walker is also the past Chairman of the Automotive Parts Manufacturers Association. Mr. Walker graduated from the University of Waterloo with a BA Sc. Mechanical Engineering degree.

Alignvest Acquisition Corporation	19	Annual Information Form

EXTERNAL AUDITOR SERVICE FEES

During the fiscal period ended April 30, 2016, the Corporation paid the following fees to the Corporation’s external auditors, for the following fee categories:

Fee Category	Fiscal Period 2016 ($)
Audit Fees	$20,000
Audit- Related Fees	$12,000
Tax Services Fees	$nil
Other Fees	$nil
TOTAL	$32,000

Audit Fees

Audit fees include all fees paid to the Corporation’s external auditors for the audit of the Corporation’s financial statements, including in connection with the Final Prospectus.

Audit-Related Fees

Audit-related fees include all fees paid to the Corporation’s external auditors for audit-related services including the review of the Corporation’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Corporation’s external auditors for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees

Other fees include fees for products and services provided by the Corporation’s auditors other than the services included in “Audit Fees”, “Audit-Related Fees” and “Tax Services Fees”.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the Shareholders Meeting, holders of the Class A Restricted Voting Shares would not be entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. In lieu of holding an annual general meeting, the Corporation has instead undertaken to issue a press release publicly in order to inform holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying acquisition and announce the filing of this AIF and, not less than two weeks after filing such press release, hold an investor conference call so `as to allow holders of Class A Restricted Voting Shares the opportunity to hear from and ask questions of management. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the qualifying acquisition).

Except for the voting right variations described above on the election and/or removal of directors and auditors prior to the closing of a qualifying acquisition, the voting rights of holders of Class B Shares are, with the exception of statutory class voting rights under the Corporations Act, otherwise identical to those applicable to the publicly held Class A Restricted Voting Shares. See the section entitled “Description of Share Capital” in this AIF for further detail on the rights and privileges of the Corporation’s securities.

Alignvest Acquisition Corporation	20	Annual Information Form

The Corporation has 7,631,720 Class B Shares outstanding. As of July 21, 2016, to the knowledge of the officers and directors of the Corporation, one entity, being our Sponsor, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Class B Shares as of the date hereof. The Sponsor owns, directly or indirectly, 6,677,760 Class B Shares representing approximately 87.5% of the Class B Shares (and 19.9% of all issued and outstanding shares).

EXECUTIVE COMPENSATION

There are no salaries, consulting fees, management contract fees or directors’ fees, finder’s fees, loans, bonuses, deposits or similar payments to our officers, directors or special advisors, directly or indirectly, for services rendered to us prior to or in connection with the completion of our initial qualifying acquisition, other than the following payments, none of which are made from the proceeds of the Offering held in the escrow account prior to the completion of the qualifying acquisition:

•

reimbursement of reasonable out-of-pocket expenses incurred by the above-noted persons in connection with certain activities performed on our behalf, such as identifying possible business targets and qualifying acquisitions, performing business due diligence on suitable target businesses and qualifying acquisitions as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations; and

•

subject to approval by a majority of unconflicted directors and to TSX consent, payment of a customary finder’s fee, consulting fee or other similar compensation to an independent director (or an affiliate of our Sponsor) for services rendered in order to effectuate a qualifying acquisition, which would be conditional upon and payable only upon completion of the qualifying acquisition, the material terms of which would be disclosed in our information circular related to the Shareholders Meeting.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and approve all reimbursements and payments made to our Sponsor, officers, directors or special advisors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Following completion of the qualifying acquisition, it is anticipated that we will pay compensation to our directors and officers. Members of our management team who remain with the Corporation following our qualifying acquisition may be paid consulting, management or other fees from the resulting issuer of the qualifying acquisition with any and all amounts being fully disclosed to shareholders, to the extent then known, in the information circular that will be prepared and furnished to our shareholders in connection with any proposed qualifying acquisition.

We have entered into an administrative services agreement pursuant to which we will pay our Sponsor a total of $10,000 per month, commencing in July 2015, subject to possible extension, for office space, utilities and administrative support. Upon completion of our qualifying acquisition, we will cease paying these monthly fees.

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REPORT ON CORPORATE GOVERNANCE

The Corporation and its board of directors (“Board”) recognize the importance of corporate governance to the effective management of the Corporation and to its shareholders. The Corporation’s approach to corporate governance is designed with a view to ensuring that the business of the Corporation is effectively managed and that the board of directors functions independent of management.

Board of Directors

The Board’s role is to supervise the management of the business and affairs of the Corporation, including the Corporation’s strategic planning and direction, identify the principal risks of the Corporation’s business and seek to ensure the implementation of systems to manage risk, succession planning and create a culture of integrity throughout the organization. The Board acts directly and through the Audit Committee. The Audit Committee operates under a formal charter or mandate which is reviewed, and if necessary, updated on an annual or more frequent basis if necessary. In fulfilling its role, the Board delegates’ day-to-day authority to management of the Corporation, while reserving the ability to review management decisions on any matter. While the Board has not adopted a formal board mandate, management of the Corporation reviews with the Board on a periodic basis its strategic plan and delivers to the Board ongoing reports on the status of the business and operations of the Corporation.

Composition of the Board

The Board is currently comprised of nine directors. The Board is of the view that the size of the Board allows for a diversity of experience and knowledge and is appropriate to foster and promote effective decision making and oversight of the Corporation.

Outside Directorships and Attendance Record

The following table provides a listing of other reporting issuers for which the current members of the Board served as directors and the attendance record of each director for all Board and Audit Committee meetings held during the fiscal period ended April 30, 2016:

Name	Attendance Record	Directorship(s) with Other
Reporting Issuers
Reza Satchu	3 of 3 Board meetings	None.
Timothy Hodgson	3 of 3 Board meetings	MEG Energy Corp.
Bonnie Brooks	3 of 3 Board meetings	Riocan Real Estate Investment Trust,
	2 of 2 Audit Committee meetings	Abercrombie and Fitch USA, Rogers
Communications Inc.
Vince Hemmer	3 of 3 Board meetings	None.
1 of 1 Audit Committee meetings
Adam Jiwan	3 of 3 Board meetings	None.
1 of 1 Audit Committee meetings
Nadir Mohamed	3 of 3 Board meetings	The Toronto-Dominion Bank

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Directorship(s) with Other
Name	Attendance Record	Reporting Issuers
Andy Moysiuk	3 of 3 Board meetings	None.
Razor Suleman	3 of 3 Board meetings	None.
Donald Walker	3 of 3 Board meetings	Magna International Inc.
2 of 2 Audit Committee meetings

Director Independence

Of the nine directors of the Board, three are independent, as that term is defined in NI 52-110. NI 52-110 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of such member’s independent judgment, and certain relationships are deemed to be material.

The three independent directors of the Board are Ms. Bonnie Brooks, Mr. Adam Jiwan and Mr. Donald Walker. The Board has determined that the following six directors are not independent as follows: (i) Mr. Reza Satchu because he is Managing Partner of our Sponsor, (ii) Mr. Timothy Hodgson because he is Managing Partner of our Sponsor, (iii) Vince Hemmer because he is a consultant of our Sponsor, (iv) Mr. Nadir Mohamed because he is Chairman of our Sponsor, (v) Mr. Andy Moysiuk because he is Partner of our Sponsor, and (vi) Mr. Razor Suleman because he is Partner of our Sponsor.

The Board has established procedures to enable it to function independently of management and to facilitate open and candid discussions among the independent directors. The Audit Committee, being the only committee of the Board, is comprised entirely of independent directors and independent directors engage in informal discussions outside of regularly scheduled Board meetings.

The independent directors are open to raise issues as they see fit, and to appoint a lead independent director should they wish to do so. Given the limited activities of the Corporation to date, this has not been seen as necessary

Compensation

The directors are not currently compensated, although reasonable out of pocket expenses may be reimbursed. The independent directors, Mr. Nadir Mohamed and the Sponsor hold Founders’ Shares.

Succession Planning

The Board regards management succession as an ongoing activity to be reviewed by the Board, with input from management, as appropriate. The constitution of the Board is expected to be re-evaluated in connection with a qualifying acquisition.

Retirement Policy and Term Limits

The Permitted Timeline requires the Corporation to consummate a qualifying acquisition within 21 months from Closing (or 24 months from the Closing if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but has not completed the qualifying acquisition within such 21-month period), as it may be extended as described in the Final Prospectus. The Board anticipates that its composition will be reconsidered in connection with or immediately following a qualifying acquisition. Accordingly, the Board has not implemented policies regarding mandatory retirement and term limits. Determination of a director’s continued fitness for service as a member of the Board may be assessed on an ongoing basis.

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Diversity

While the Board encourages diversity and gender equality, it does not support the adoption of quotas or targets regarding gender representation on the Board or in executive officer positions. No written policy has been adopted relating to the identification and nomination of women directors given the limited activities and resources of the Corporation to date. The Corporation is committed to maintaining a robust campaign to identify and recruit the best qualified candidates whose appointments will be made based on merit, in the context of skills, experience, independence, and knowledge. The Corporation values diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect of effective corporate governance.

With respect to executive appointments, the Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance. The Corporation currently has one female director, representing 11% of the directors of the Corporation and 33% of the independent directors of the Corporation.

Role of the Chairman of the Board and the Chief Executive Officer

While the Board has not adopted a written position description for the Chairman of the Board or for the Chief Executive Officer of the Corporation, the roles of each are well-established. The responsibilities of Mr. Timothy Hodgson, the Chairman of the Board, include the efficient organization and operation of the Board. The Chairman of the Board is also responsible for ensuring effective communication between the Board and management and that the Board effectively carries out its mandate.

The Corporation’s objective is the successful execution of a qualifying acquisition. This objective for which Reza Satchu, the Chief Executive Officer, is responsible is well-defined and approved by the Board.

As noted above, the independent directors are open to raise issues as they see fit, and to appoint a lead independent director should they wish to do so. Given the limited activities of the Corporation to date, this has not been seen as necessary.

Ethical Business Conduct

The Corporation is committed to conducting its business in compliance in all material respects with all applicable laws and regulations and in accordance with the highest standard of ethical principles.

The Board has not adopted a written code of business conduct and ethics; however, in addition to the relevant provisions of the Corporation’s Act applicable to directors of the Corporation, directors are required to disclose all actual or potential conflicts of interest. Also, directors of the Corporation are required to recuse themselves from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. The Board and the Corporation promote a “tone at the top” culture intended to instil ethics, openness, honesty and accountability throughout the organization.

The Corporation permits the Board, any committee thereof, and any individual director to engage independent external advisors at the expense of the Corporation when necessary.

The Board would intend to take steps to seek to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, should such a situation arise.

Nomination of Directors

At inception of the Corporation on May 11, 2015, the Sponsor determined an appropriate size and overall composition with a view to the best interests of the Corporation. The Board considers its size and composition appropriate to execute on the Corporation’s mandate of effecting a qualifying acquisition.

Compensation

No compensation is issued to the Corporation’s directors or officers. Accordingly, the Board has not formed a Compensation Committee. See the section entitled “Executive Compensation” in this AIF for further details.

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Other Committees

The Corporation has formed a Disclosure and Insider Trading Policy Committee (“Disclosure Committee”) which adopted a Disclosure and Insider Trading Policy on July 16, 2015. The Disclosure Committee’s role will be to assist in determining whether information is material information, seeking to ensure the timely disclosure of material information in accordance with applicable securities laws, supervising the preparation of the disclosures contained in the Company’s or the Sponsor’s website and other electronic communications made by or on behalf of the Company, including all oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as presentations, speeches, press conferences, webcasts and conference calls with the Company’s securityholders, overseeing the Company’s disclosure practices, and monitoring and evaluating the effectiveness of, and compliance with, the Company’s Disclosure and Insider Trading Policy.

The Disclosure Committee has been established with 5 members, of which three are officers of the Corporation. The members of the Disclosure Committee are Mr. Reza Satchu, Mr. Timothy Hodgson, Mr. Adam Jiwan, Mr. Vince Hemmer and Mr. Sanjil Shah.

Assessments

Following the completion of a qualifying acquisition, assessments are expected to be conducted regularly by the Chair, including via one-on-one interviews, with respect to the effectiveness and contributions of directors.

Term Limits

It is anticipated that the size and constitution of the Board will be considered in connection with the Corporation completing a qualifying acquisition. Given the limited duration of the Permitted Timeline in which a qualifying acquisition must be completed, the Board does not consider it necessary to adopt director term limits or other mechanisms of Board renewal.

MANAGEMENT CONTRACTS

We have entered into an administrative services agreement pursuant to which we will pay our Sponsor a total of $10,000 per month, commencing in July 2015, subject to possible extension, for office space, utilities and administrative support. Upon completion of our qualifying acquisition, we expect to cease paying these monthly fees.

EXEMPTIVE RELIEF

The Corporation received exemptive relief from the TSX with respect to certain of the requirements of Part X (Special Purpose Acquisition Corporations) of the TSX Company Manual, as follows:

1.

the requirement to allow a 15% redemption limitation by any holder of Class A Restricted Voting Shares, together with any affiliate of each such holder or any other person with whom such holder or affiliate is acting jointly or in concert, contained in section 1008 of the TSX Company Manual;

2.	the prohibition on debt financing contained in section 1009 of the TSX Company Manual;

Alignvest Acquisition Corporation	25	Annual Information Form

3.

the prohibition on voting by the Founders of the Founders’ Shares and of their Class B Shares forming part of the Class B Units on the qualifying acquisition contained in section 1024 of the TSX Company Manual;

4.	the requirement to have a fixed expiry date for the Warrants contained in section 1008 of the TSX Company Manual;

5.	the requirement to hold an annual meeting within six months of the end of a listed company’s fiscal year contained in section 464 of the TSX Company Manual;

6.	the requirement to provide at least 21 days’ notice of shareholders’ meetings to holders of Class A Restricted Voting Shares contained in section 624(h) of the TSX Company Manual;

7.	the requirement of certain take-over protective provisions, also referred to as coattail provisions, contained in section 624(l) of the TSX Company Manual; and

8.

the prohibition on the issuance of shares with greater voting rights than any listed shares contained in section 624(m) of the TSX Company Manual to enable the issue of the Class B Shares forming part of the Class B Units.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation is provided in the Corporation’s audited financial statements and notes to the audited financial statements and the Corporation’s Management’s Discussion & Analysis (“MD&A”) for the fiscal period ended April 30, 2016. These documents as well as additional information relating to the Corporation are available on SEDAR at www.sedar.com.

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APPENDIX A
CHARTER OF THE AUDIT COMMITTEE
OF ALIGNVEST ACQUISITION CORPORATION

Section 1	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Alignvest Acquisition Corporation (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

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Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52- 110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. A majority of the members of the Audit Committee must be resident Canadians. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member should be “financially literate” within the meaning of 52-110. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

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This Charter is subject in all respects to the Corporation’s articles of incorporation and by-laws from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)	Review other financial information provided to any governmental body or the public as they see fit.

(8)

Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

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(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

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(28)

Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(34)

With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(35)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(36)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(37)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(38)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(39)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52- 110.

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Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(40)

Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(41)	The Chair will be responsible for the receipt and administration of employee complaints.

(42)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(43)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(44)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(45)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

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